EXHIBIT 99.1

FOR IMMEDIATE RELEASE	CONTACT:	Nolan Lehmann
(713) 529-0900

EQUUS II INCORPORATED ANNOUNCES

AGREEMENT TO SELL PORTFOLIO COMPANY

HOUSTON, TX – November 5, 2003—Equus II Incorporated (NYSE: EQS) today announced that it has entered into a contract, subject to certain conditions, to sell its entire investment interest in Strategic Holdings, Inc., a portfolio company. The proceeds of such sale to Equus are expected to approximate the value assigned to this investment in its last quarterly report, which was over $16 million. The expected net proceeds will enable the Fund to pay in full its line of credit, which has approximately $10 million outstanding. The contract is subject to the buyer obtaining satisfactory financing to complete the transaction, and is expected to close before year-end.

Sam P. Douglass, Chairman and CEO commented, “We are pleased that we have been able to negotiate a contract which, if consummated, will enable us to repay the Fund’s indebtedness in full and give us additional capital to explore new investment opportunities. We are proud of the effort put forth by the management team at Strategic Holdings over the last several years, which resulted in an increase in the recorded value of this investment from $10.2 million at December 31, 2001 to over $16 million currently. Their efforts have enabled us to achieve liquidity and a reasonable valuation for this investment, and we wish them well in their continuing roles with the acquiring entity.”

Equus II is a business development company and seeks to generate current distributions of net investment income and long-term capital gains by making equity-oriented investments in small to medium-sized privately owned companies. The current portfolio consists of investments in 18 businesses in various industries and two venture capital funds. Information on Equus II Incorporated and other Equus entities may be obtained on the Internet at www.equuscap.com.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: This press release contains statements relating to future results of the Company (including certain projections and business trends) that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those which are more fully set forth in the Fund’s Form 10-K for the year ended December 31, 2002.

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